BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

July 31, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:     Cecilia Blye, Chief

                     Office of Global Security Risk

Re:      BRF S.A.

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 29, 2019

File No. 1-15148

Dear Ms. Blye:

BRF S.A. (“BRF”) acknowledges receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 28, 2019 (the “Comment Letter”) with respect to BRF’s Form 20-F for the fiscal year ended December 31, 2018, filed April 29, 2019 (the “2018 Form 20-F”).

BRF’s responses to your comments are set forth below. To facilitate your review, we have included in this letter the numbered comment from the Comment Letter in italicized text and have provided BRF’s responses immediately following the comment.

We also make reference below to our letter to the Staff dated September 6, 2016 (the “2016 Response Letter”), submitted in response to the Staff’s comment letter to BRF dated August 8, 2016.

Form 20-F

Risk Factors, page 3

A failure to comply with export control or economic sanctions laws…, page 9

1.     In your letter to us dated September 6, 2016, you discussed contacts with Sudan and Syria. A Form 6-K that you filed in 2013 lists a trademark in North Korea for Perdigão. Sudan, Syria and North Korea are designated by the U.S. Department of

Securities and Exchange Commission
July 31, 2019

State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your prior letter, and with North Korea since November 20, 2017, the date that it was designated, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

Response:

To the best of our knowledge after inquiry, BRF has never maintained a presence in Sudan or North Korea or conducted any business there or with the North Korean or Sudanese governments. BRF had aggregate gross sales of U.S.$477,653 in Syria for the fiscal years ended December 31, 2016, 2017 and 2018 and the three months ended March 31, 2019.

Sudan

BRF does not maintain any operations in Sudan. The 2016 Response Letter incorrectly attributed BRF’s operations in the Republic of South Sudan to Sudan, and we regret this error. To the best of our knowledge after inquiry, BRF has never maintained a presence in Sudan or conducted any business there or with the Sudanese government. Although BRF maintains certain trademarks in Sudan, including for One Foods, Perdix and Sadia, BRF has not conducted any business in Sudan related to these trademarks or otherwise.

Syria

BRF has made limited sales of its products to ultimate customers in Syria. BRF’s gross sales to customers in Syria in 2017, 2018 and in the first three months of 2019 were U.S.$169,499, U.S.$294,909 and U.S.$13,245, respectively. BRF did not make any sales to customers in Syria in 2016. To the best of our knowledge after inquiry, BRF has not conducted any business with the Syrian government. Please note, however, that although BRF seeks to obtain information regarding the ownership of its customers and other counterparties, it is sometimes difficult to determine ownership and control with certainty, particularly with whether an entity engaged in commercial activities is owned or controlled by the government. BRF may export products to Syria in the future to the extent permitted by applicable laws.

North Korea

To the best of our knowledge after inquiry, BRF has never maintained a presence in North Korea or conducted any business there or with the North Korean government. Although BRF applied for trademarks in North Korea for Perdigão, Perdix and 벨지겅 (pelgigong), such trademarks expired on November 27, 2016 and BRF did not conduct any business in North Korea related to these trademarks or otherwise.

2.     Please discuss the materiality of any such contacts with Sudan, Syria and North Korea, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Securities and Exchange Commission
July 31, 2019

Response:

To the best of our knowledge after inquiry, neither BRF nor any of its subsidiaries has had any operations in Sudan or North Korea since 2016. We believe BRF’s sales to ultimate customers in Syria are not material in quantitative or qualitative terms. In order for an omitted fact to be considered material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of available information.

In quantitative terms, the gross sales to customers in Syria have not been, and are expected to continue not to be, material to BRF’s business, results of operations and financial condition. BRF’s gross sales to customers in Syria in 2017, 2018 and in the first three months of 2019 were U.S.$169,499, U.S.$294,909 and U.S.$13,245, respectively. BRF did not make any sales to customers in Syria in 2016. In comparison, BRF’s consolidated gross sales in 2017, 2018 and in the first three months of 2019 were U.S.$10.1 billion, U.S.$9.2 billion and U.S.$2.2 billion, respectively (U.S. dollar amounts in this letter have been converted from corresponding amounts in Brazilian reais at period-end exchange rates). Accordingly, the gross sales to customers in Syria represented less than 0.0001% of total gross sales in each of these periods. BRF therefore believes that quantitative disclosures relating to its limited sales in Syria would not significantly alter the “total mix” of information available to investors regarding its business, results of operations and financial condition.

BRF also believes that there is no significance to its limited contacts with Syria that would require qualitative disclosure in BRF’s filings with the Commission. BRF’s sale of products to customers in Syria is consistent with the activities that BRF carries out in the ordinary course of business with customers in more than 150 countries. In addition, BRF does not have any industrial units or sales offices in Syria. As a result, adverse developments in Syria could not result in significant disruptions to BRF’s overall business, results of operations or financial condition.

BRF does not believe that its sales in Syria constitute a material risk for its security holders or will impact BRF’s share value. BRF believes that it has disclosed the material risks to BRF and its shareholders in the 2018 Form 20-F, and a reasonable investor would not deem additional information about its limited sales in Syria important in making an investment decision. In addition, BRF does not believe that its sales in Syria have had or will have an impact on its reputation. Given that BRF operates in the food industry and the provision of food is a basic human right, there is no reason to believe that BRF’s limited sales in Syria would be viewed as conveying support to any political agenda or regime in that country.

On the basis of the foregoing, we do not believe that BRF has any activities related to Sudan, Syria or North Korea which would pose any material risks to BRF or to our security holders. Thus, BRF respectfully submits that it has fulfilled its disclosure obligations.

BRF is committed to maintaining compliance with applicable U.S. sanctions laws and regulations. Given its global reach, BRF strives to educate its personnel regarding U.S. legal requirements. BRF will continue to review and monitor its activities globally to ensure compliance with applicable U.S. laws.

Securities and Exchange Commission
July 31, 2019

* * * * * * * * *

We acknowledge that BRF and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions or comments regarding these response to Boris Dolgonos of Jones Day, BRF’s U.S. securities legal counsel, at (212) 326-3430.

Very truly yours, /s/ Lorival Nogueira Luz Júnior Lorival Nogueira Luz Júnior Global Chief Executive Officer and Interim Chief Financial and Investor Relations Officer BRF S.A.

cc:       Boris Dolgonos, Jones Day